Exhibit 99.1

Alterity Therapeutics to Provide Corporate Update in Fireside Chat

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 23 June 2025: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that David Stamler, M.D., Chief Executive Officer of Alterity, will participate in a Fireside Chat hosted by MST Access on Wednesday, 25 June 2025 in Australia / Tuesday, 24 June 2025 in the United States. Dr. Stamler will provide a corporate update with a focus on the progress made on the ATH434 development program in Multiple System Atrophy since the Company released positive Phase 2 data in January.

Webcast details

AUSTRALIA PARTICIPANTS:

Date:	Wednesday, 25 June 2025
Time:	9:00 a.m. AEST (Sydney/Melbourne)

UNITED STATES PARTICIPANTS:

Date:	Tuesday, 24 June 2025
Time:	4:00 p.m. Pacific Time

7:00 p.m. Eastern Time

Register for the Zoom webcast:

https://mstfinancial-au.zoom.us/webinar/register/WN_4ubiApljT2yBv9q-wbzzUQ#/registration

Registration is required and dial in details will be sent directly upon registration.

The webcast recording will be available on the Events and Presentation page of the Company’s website here.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity recently reported positive data for its lead asset, ATH434, in a Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 is also being evaluated in a Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Millie Macdonald
Head of Investor Relations and Business Development

mmacdonald@alteritytherapeutics.com

+61 468 304 742

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.